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                             December 13, 2022

       Rong Luo
       Chief Financial Officer
       Baidu, Inc.
       Baidu Campus
       No. 10 Shangdi 10th Street
       Haidian District, Beijing 100085
       The People   s Republic of China

                                                        Re: Baidu, Inc.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed March 28,
2022
                                                            Response Letter
filed October 31, 2022
                                                            File No. 000-51469

       Dear Rong Luo:

              We have reviewed your October 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 26, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       Item 3. Key Information
       Cash Flows through our Organization , page 7

   1. In connection with your response to comment 1, to enhance transparency, please revise the Selected Condensed
Consolidating Cash Flows Information on page 11 to include
                                                        captions and
annotations for capital contributions, loans and principal repayments to/ from the VIEs.
 Rong Luo
Baidu, Inc.
December 13, 2022
Page 2
Financial Information Related to the Consolidated Affiliated Entities, page 9

2. We note your response to prior comment 3 and your proposed presentation of Selected
       Condensed Consolidating Balance Sheets and Statements of Comprehensive Income.
       With respect to the Condensed Consolidating Balance Sheets, please explain why the
       Contractual interests in the VIEs and VIEs' subsidiaries are reported under "Other
       Subsidiaries" instead of the "Primary Beneficiaries of VIEs."

3. With respect to the Consolidating Statements of Comprehensive Income, explain:
           why certain of the revenues of the VIEs and VIE subsidiaries are not included in the revenues of the primary beneficiaries of the VIEs and appear to be included under
           Other Subsidiaries; and
           why there is a difference between the net income (loss) reported by the VIEs and VIE subsidiaries and the net income (loss) reported by the primary beneficiaries.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,
FirstName LastNameRong Luo
                                                            Division of
Corporation Finance
Comapany NameBaidu, Inc.
                                                            Office of
Technology
December 13, 2022 Page 2
cc:       Shu Du (Skadden)
FirstName LastName